BY HAND AND EDGAR

August 31, 2006

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	O2Diesel Corporation
Registration Statement on Form S-3
Filed on July 28, 2006
File No. 333-136119

Dear Mr. Owings:

As counsel to O2Diesel Corporation, a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (File No. 333-136119) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Alan Rae of the Company, dated August 21, 2006 (the “August 21 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the August 21 Letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 1.

We have provided to each of you and Matthew Benson a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on July 28, 2006. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Form S-3

1.
We note that you filed an Item 3.02 Form 8-K on April 20, 2006. It does not appear that you timely filed the Form 8-K four business days after you entered into the common stock and warrant purchase agreement as required by Item 3.02(a). Please tell us why you did not timely file this Item 3.02 Form 8-K. Also, please be aware that your failure to timely file all reports, including an Item 3.02 Form 8-K required by Section 15(d) of the Exchange Act, during the prior twelve months will impact your eligibility to utilize Form S-3.

H. Christopher Owings
August 31, 2006

RESPONSE:

In response to the Staff’s comment, at the time that each of the $4.0 million Purchase Agreement and the $2.5 million Purchase Agreement (as such terms are defined in the Form 8-K filed on April 20, 2006) was executed, it was expressly agreed with each Purchaser, and reflected in each Purchase Agreement, that the Purchaser was required to deposit the Purchase Price for the shares into escrow concurrent with execution of the agreements. As disclosed in the Form 8-K, the Purchaser under the $4.0 million Purchase Agreement did not deliver into escrow its Purchase Price until Friday, April 14, 2006, and the Purchaser under the $2.5 million Purchase Agreement did not deliver into escrow its Purchase Price until Monday, April 17, 2006. We are of the view that the delivery of the Purchase Price into escrow was a pre-condition to the enforceability of the Purchase Agreements against O2Diesel Corporation, and not a condition to closing under an otherwise enforceable agreement. Accordingly, O2Diesel Corporation made the Form 8-K filing within four business days following the $4.0 million Purchase Agreement becoming enforceable against it, and within two business days following the $2.5 million Purchase Agreement becoming enforceable against it.

Undertakings

2.	Please provide the full undertakings required by Item 512(g) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, we have included the full undertakings required by Item 512(g) of Regulation S-K.

H. Christopher Owings
August 31, 2006

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 703-720-7011 or Andrea Mancuso at 703-720-7027.

Very truly yours,

By: /s/ Kevin J. Lavin
       Kevin J. Lavin

cc:	Mr. Matthew J. Benson
Mr. Alan Rae
Mr. David Shipman
Ms. Andrea Mancuso